Exhibit 99.1

Niu Technologies Provides Third Quarter 2025 Sales Volume Update

BEIJING, China, October 06, 2025 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provided its sales volume results for the third quarter of 2025.

	3Q 2025	3Q 2024	YTD 2025	YTD 2024
China Market	451,455	259,094	953,239	576,761
International Markets	14,418	53,311	66,037	120,945
Total	465,873	312,405	1,019,276	697,706

In the third quarter of 2025, NIU sold 465,873 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes. Sales in the China and international markets were 451,455 and 14,418 units, respectively.

In China, sales volume recorded year-over-year growth exceeding 50% for the third consecutive quarter. In Q3, sales volume surged over 70%, marking the highest growth rate recorded this year. This momentum was driven by the ongoing optimization of our product portfolio, steady expansion of our domestic retail network, and strategic buildup of channel inventory in anticipation of the new electric bicycle standards in China, which began taking effect in September. In July, we launched two flagship models, the FXT Ultra 2025 and NXT Ultra 2025. These new models feature our significant advancements in battery range, performance architecture, and safety standards, further enhancing our smart capabilities and appealing to a wide range of consumer design preferences.

In the international markets, electric motorcycle sales volume for the first three quarters of the year surpassed the total full-year 2024 unit sales, continuing its robust growth. In the micromobility segment, we proactively adjusted our sales strategies to navigate a complex and uncertain market environment.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com